

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

<u>Via e-mail</u>
Mr. Scott Behrens
Senior VP & Chief Financial Officer
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271

>   **Re: ACI Worldwide, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 18, 2011**
>   **File No. 00-25346**

Dear Mr. Behrens:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Kathleen Collins

                          Kathleen Collins
                          Accounting Branch Chief

cc: Dennis Byrnes, ACI Worldwide
       Robert A. Profusek, Esq., Jones Day